Exhibit 4.1

DESCRIPTION OF COMMON STOCK OF DENNY’S CORPORATION
The following summary describes the common stock, par value $0.01 per share, of Denny’s Corporation (the “Company”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the Company’s restated certificate of incorporation, as amended (the “certificate of incorporation”) and the Company’s amended and restated by-laws (the “by-laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware (the “DGCL”).
Authorized Capital Stock
The Company is authorized to issue a total of 160,000,000 shares of capital stock consisting of 135,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.10 per share.
Common Stock
Each issued and outstanding share of common stock is entitled to one vote per share on all matters to be voted upon by the Company’s stockholders. Unless a greater number of affirmative votes is required by the Company’s certificate of incorporation, the Company’s by-laws, the rules or regulations of any stock exchange applicable to the Company, the DGCL or other law or regulation applicable to the Company, if a quorum exists at any meeting of stockholders, stockholders shall have approved any matter, other than the election of directors, by majority vote. Except in the event of a vacancy on the board of directors, a nominee for director shall be elected to the board of directors by the vote of the majority of the votes cast by stockholders with respect to that director’s election at any meeting of stockholders for the election of directors at which a quorum is present. Holders of common stock do not have cumulative voting rights.
The holders of the Company’s common stock have no preemptive rights and have no rights to convert the common stock into any other securities.
Subject to the rights of holders of the Company’s preferred stock, if any, in the event of a liquidation, dissolution or winding up of the Company, holders of the Company’s common stock will be entitled to participate equally, share for share, in all assets remaining after payment of liabilities.
The holders of the common stock are entitled to receive ratably such dividends as the board of directors may declare out of funds legally available therefor, when and if so declared.
Preferred Stock
The Company may issue preferred stock from time to time in one or more series for such consideration as may be fixed from time to time by the Company’s board of directors. Subject to the limits imposed by the DGCL, the Company’s board of directors is authorized to fix and determine for any series of preferred stock the number of shares of such series and the voting powers, designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series.
Certain Anti-Takeover Provisions of the Company’s Certificate Incorporation, By-laws and Delaware Law
The following is a summary of certain provisions of the Company’s certificate of incorporation, the Company’s by-laws and the DGCL that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or management of the Company. Such provisions could deprive the Company’s stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control the Company to negotiate terms acceptable to the Company’s board of directors.
Undesignated Preferred Stock
The Company’s certificate of incorporation authorizes its board of directors to issue shares of preferred stock and set the voting powers, designations, preferences, and other rights related to that preferred stock without stockholder approval.
Vacancies on the Board of Directors
The Company’s by-laws provide that any vacancy in the Company’s board of directors, including due to newly-created directorships, will be filled by a majority vote of the directors remaining in office and directors so appointed will hold office for the unexpired term and until his or her successor shall be duly chosen or until his or her earlier death, resignation or removal. The Company’s stockholders are not entitled to fill vacancies on the Company’s board of directors.
Cumulative Voting
The Company’s certificate of incorporation and by-laws do not provide for cumulative voting.
Ability to Call Special Meeting of Stockholders
The Company’s by-laws provide that special meetings of stockholders may be called by the Company’s board of directors by resolution of the board duly adopted by the affirmative vote of a majority of the entire board or, if delegated the authority by a resolution of the board duly adopted by the affirmative vote of a majority of the entire board, the Company’s chief executive officer or chairman of the board. No other person, including the Company’s stockholders, may call a special meeting of stockholders.
Advance Notification of Stockholder Nominations and Proposals
The Company’s by-laws provide that in order for stockholder nominations of directors or other business to be properly brought before an annual meeting by the Company’s stockholders, subject to certain limited exceptions, the stockholders must give notice to the Company not less than 60 calendar days nor more than 90 calendar days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The notice must contain specific information regarding the nominee for director, or other business to be addressed, as well as information regarding the stockholder who is proposing the nomination.
Amendments to By-laws
The Company’s certificate of incorporation and by-laws provide that the Company’s board of directors is expressly authorized to make, alter, amend, change, add or repeal the by-laws without the assent or vote of the Company’s stockholders. The Company’s by-laws also provide that the Company’s stockholders may, at any annual or special meeting, alter, amend or repeal the by-laws by the affirmative vote of the holders of shares constituting a majority of the voting power of all of the then outstanding shares of the Company’s capital stock generally entitled to vote in the election of directors, subject to the Company’s certificate of incorporation, the DGCL and applicable law.
Business Combinations under Delaware Law
The Company is a Delaware corporation. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, and sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interested stockholder. Under Section 203, an “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of the corporation’s outstanding voting stock.
This prohibition is effective unless:

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the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

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upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans; or

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at or after the time the stockholder becomes an interested stockholder, the business combination is approved by a majority of the board of directors and, at an annual or special meeting, by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors. A corporation can elect to have Section 203 of the DGCL not apply to it by expressly providing so in its certificate of incorporation or bylaws; the Company has not made such an election.
Limitation of Personal Liability of Directors and Officers
The Company’s certificate of incorporation eliminates the personal liability of the Company’s directors to the fullest extent permitted by the DGCL. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL and the Company’s certificate of incorporation do not permit exculpation for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	under section 174 of the DGCL, which pertains, among other things, to liability for the unlawful payment of dividends, or

•	for any transaction from which the director derived an improper personal benefit.

In addition, the Company’s certificate of incorporation provides that the Company will indemnify all persons whom it may indemnify pursuant to Section 145 of the DGCL, including its directors and officers.
Forum Selection
The Company’s by-laws provide, unless the Company’s board of directors, acting on behalf of the Company, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any and all internal corporate claims, including, but not limited to, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any stockholder, director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine.
Transfer Agent and Registrar

Continental Stock Transfer & Trust Company serves as the registrar and transfer agent for the Company’s common stock.

Stock Exchange Listing

The Company’s common stock is listed on The Nasdaq Stock Market under the trading symbol “DENN.”